EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS MAY 2005 PERFORMANCE

HOUSTON, June 1, 2005 – ExpressJet Holdings (NYSE: XJT) today announced increased traffic and capacity in May 2005 for its Continental Express operating fleet.

During the month, ExpressJet revenue passenger miles (RPMs) totaled 739.3 million, up 19.3 percent over May 2004, and available seat miles (ASMs) increased by 16.2 percent compared with May 2004. ExpressJet's May load factor was 73.7 percent, a 1.9 point improvement over May 2004. The company flew 68,861 block hours, compared with 60,821 block hours in May 2004, and operated 38,246 departures, versus 33,634 departures in May 2004.

Also in May 2005, ExpressJet accomplished a 99.9 percent controllable completion factor, which excludes cancellations due to weather and air traffic control, and a total completion factor of 99.4 percent. In May 2004, ExpressJet's controllable completion factor was 99.9 percent and its total completion factor was 97.4 percent.

During May, ExpressJet announced new service to Chattanooga Metropolitan Airport from Continental Airlines' Houston hub at George Bush Intercontinental Airport beginning October 1. ExpressJet also accepted delivery of two 50-seat Embraer ERJ-145XR aircraft, bringing the company's total operating fleet to 254 jets.

ExpressJet Airlines, Inc. operates as Continental Express, the exclusive regional jet provider for Continental. With service to approximately 150 destinations in the United States, Canada, Mexico and the Caribbean, ExpressJet operates all of Continental's regional jet service from its hubs in Houston, New York/Newark and Cleveland, as well as additional non-hub service. ExpressJet passengers receive efficient service and comfortable leather seating, along with advance seat assignments and OnePass frequent flyer miles that can be redeemed on Continental and partner airlines.

ExpressJet Airlines employs approximately 6,800 people and is owned by ExpressJet Holdings, Inc. For more information, visit www.expressjet.com.

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PRELIMINARY TRAFFIC RESULTS

MAY	2005	2004	Change
Revenue Passenger Miles (000)	739,289	619,668	19.3 Percent
Available Seat Miles (000)	1,002,596	862,547	16.2 Percent
Passenger Load Factor	73.7 Percent	71.8 Percent	1.9 Points
Block Hours	68,861	60,821	13.2 Percent
Departures	38,246	33,634	13.7 Percent

YEAR-TO-DATE	2005	2004	Change
Revenue Passenger Miles (000)	3,392,053	2,767,548	22.6 Percent
Available Seat Miles (000)	4,714,724	4,119,153	14.5 Percent
Passenger Load Factor	71.9 Percent	67.2 Percent	4.7 Points
Block Hours	327,032	290,065	12.7 Percent
Departures	178,700	162,571	9.9 Percent

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